Exhibit 99.61

Condensed Consolidated Interim Financial Statements
(Unaudited)

Expressed in U.S. Dollars
Three and Nine Months Ended June 30, 2012

ENERGY FUELS INC.
Condensed Consolidated Statements of Financial Position
(Unaudited)
(Expressed in U.S. Dollars)

	June 30, 2012	September 30, 2011
ASSETS
Current assets
Cash and cash equivalents	$8,527,291	$6,954,646
Marketable securities (Note 5)	1,864,390	-
Trade and other receivables (Note 6)	1,102,427	-
Inventories (Note 7)	42,309,941	-
Prepaid expenses and other assets	637,408	681,728
	54,441,457	7,636,374
Non-current
Property, plant and equipment (Note 8)	143,654,629	33,292,152
Restricted cash (Note 10)	29,413,666	2,563,974
	$227,509,752	$43,492,500

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$11,837,072	$834,100
Deferred revenue	1,150,275	-
Current portion of long-term liabilities
Decommissioning liability (Note 10)	129,889	13,451
Loans and borrowings (Note 11)	1,319,594	-
Due to related parties (Note 11, 12)	1,010,118	-
	15,446,948	847,551
Non-current
Long-term decommissioning liability (Note 10)	15,582,042	452,301
Long-term loans and borrowings (Note 11)	634,316	-
	31,663,306	1,299,852
Shareholders' equity
Capital stock (Note 13)	178,028,870	59,488,437
Contributed surplus (Note 13)	15,254,808	13,808,989
Share purchase warrants (Note 13)	6,726,165	4,721,705
Deficit	(1,697,418)	(34,575,045)
Accumulated other comprehensive loss	(2,465,979)	(1,251,438)
	195,846,446	42,192,648
	$227,509,752	$43,492,500

Additional footnote references
Basis of presentation and going concern (Note 1)
Commitments (Note 9, 11 and 15)
Subsequent events (Note 11 and 17)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Bruce D. Hanson , Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in U.S. Dollars)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

EXPENSES
Administrative	$161,185	$131,744	$385,366	$407,844
Consulting	87,814	54,398	269,975	171,859
Depreciation	11,615	47,470	44,519	84,580
Foreign exchange (gain) loss	(19,560)	594,962	151,943	261,257
Insurance	45,923	27,866	148,252	70,575
Interest expense	40,077	92	78,587	225
Mill operations	92,824	-	92,824	-
Professional fees	381,063	126,087	684,551	324,281
Salaries and other benefits	325,491	532,401	1,021,150	967,545
Shareholder relations	80,547	90,779	416,001	265,324
Stock-based compensation	-	772,178	1,248,949	846,852
	(1,206,979)	(2,377,977)	(4,542,117)	(3,400,342)
OTHER
Finance income	2,705	3,704	9,951	5,603
Other income (loss)	57,296	(8,901)	57,021	5,663
Reversal of impairment	-	-	324,106	-
Gain on purchase of Denison US Mining Division (Note 4)	51,333,248	-	51,333,248	-
Transaction costs for purchase of Denison US Mining Division (Note 4)	(2,340,707)	-	(2,340,707)	-
Impairment of plant, property and equipment (Note 8)	(11,963,875)		(11,963,875)
NET INCOME (LOSS) FOR THE PERIOD	35,881,688	(2,383,174)	32,877,627	(3,389,076)

Unrealized loss on marketable securities	(1,139,707)	-	(1,483,093)	-
Foreign currency translation reserve	17,953	332,427	268,552	2,024,949
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$34,759,934	$(2,050,747)	$31,663,086	$(1,364,127)

EARNINGS (LOSS) PER COMMON SHARE
- BASIC	$0.16	($0.02)	$0.20	($0.03)
- DILUTED	$0.16	($0.02)	$0.20	($0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 13)	218,458,143	123,957,916	165,604,223	107,158,739
WEIGHTED DILUTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	218,642,929	123,957,916	167,913,256	107,158,739

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in U.S. Dollars)

						Accumulated
	Capital Stock					Other
						Comprehensive	Total
			Contributed	Share Purchase		Income	Shareholders'
	Common Shares	Amount	Surplus	Warrants	Deficit	(Loss)	Equity

Balance as at October 1, 2010	97,188,999	$50,431,482	$13,199,345	$-	$(31,007,773)	$-	$32,623,054
Public offering	23,000,000	11,833,500					11,833,500
Warrants issued in connection with public offering (Note 13)		(4,295,266)		4,295,266			-
Share issuance costs		(1,837,771)		426,439			(1,411,332)
Stock options exercised	1,482,700	889,124	(260,187)				628,937
Shares issued in consideration for advance royalty payments	217,004	244,430					244,430
Shares issued in consideration for property acquisitions	2,110,962	2,222,938					2,222,938
Stock-based compensation			846,852				846,852
Foreign currency translation reserve						2,024,949	2,024,949
Net loss for the period					(3,389,076)		(3,389,076)
Balance as at June 30, 2011	123,999,665	$59,488,437	$13,786,010	$4,721,705	$(34,396,849)	$2,024,949	$45,624,252

						Accumulated
	Capital Stock					Other
						Comprehensive	Total
			Contributed	Share Purchase		Income	Shareholders'
	Common Shares	Amount	Surplus	Warrants	Deficit	(Loss)	Equity
Balance as at September 30, 2011	123,999,665	$59,488,437	$13,808,989	$4,721,705	$(34,575,045)	$(1,251,438)	$42,192,648
Shares issued for Titan Uranium asset purchase (Note 3)	89,063,997	32,498,519					32,498,519
Warrants issued in exchange for Titan Warrants (Note 3)				540,853			540,853
Shares issued for Titan advisory fees (Note 3)	1,256,489	430,772					430,772
Shares issued for Denison US Mining merger (Note 4)	425,440,872	79,322,174					79,322,174
Shares issued for Denison US Mining advisory fees (Note 4)	4,373,917	981,300					981,300
Shares issued for private placement (Note 1)	35,500,500	6,548,820					6,548,820
Warrants issued for private placement (Note 13)				1,463,607			1,463,607
Stock options exercised (Note 13)	16,667	5,385	(2,060)				3,325
Stock-based compensation (Note 14)			1,447,879				1,447,879
Treasury shares (Note 3)	(1,046,067)	(371,096)					(371,096)
Share issuance costs		(875,441)					(875,441)
Unrealized loss on marketable securities						(1,483,093)	(1,483,093)
Foreign currency translation reserve						268,552	268,552
Net income for the period					32,877,627		32,877,627
Balance as at June 30, 2012	678,606,040	$178,028,870	$15,254,808	$6,726,165	$(1,697,418)	$(2,465,979)	$195,846,446

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in U.S. Dollars)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

OPERATING ACTIVITIES
Net income (loss) for the period	$35,881,688	$(2,383,174)	$32,877,627	$(3,389,076)
Items not involving cash:		-
Depreciation	11,615	47,470	44,519	84,580
Stock-based compensation	-	772,178	1,248,949	846,852
Interest expense	40,077	92	78,587	225
Finance income	(2,705)	(3,704)	(9,951)	(5,603)
Unrealized foreign currency translation	251,293	92,754	175,287	(253,766)
Reversal of impairment	-	-	(324,106)	-
Gain on purchase of Denison US Mining Division (Note 4)	(51,333,248)	-	(51,333,248)	-
Shares issued for Denison US Mining advisory fees (Note 4)	981,300	-	981,300	-
Impairment of plant, property and equipment (Note 8)	11,963,875	-	11,963,875	-
Net changes in non-cash working capital:
Prepaid expenses and other assets	(29,741)	(32,281)	(61,018)	100,640
Accounts payable and accrued liabilities	1,243,276	(484,878)	(7,188)	14,114
Interest received	2,705	3,704	9,951	5,603
	(989,865)	(1,987,839)	(4,355,416)	(2,596,431)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(107,162)	(551,288)	(525,844)	(1,122,401)
Pre-development property expenditures	(31,176)	(187,485)	(1,092,014)	(1,203,398)
Acquisition of Titan Uranium, net of cash acquired	-	-	(485,734)	-
Cash acquired in the acquisition of Denison Mines US Division	552,498	-	552,498	-
Proceeds received from sale of property	-	-	324,106	-
Cash deposited with regulatory agencies for decommissioning liabilities	(112)	(687,057)	(12,005)	(1,523,372)
	414,048	(1,425,830)	(1,238,993)	(3,849,171)

FINANCING ACTIVITIES
Issuance of common shares and warrants, net of share issuance costs	7,136,986	-	7,136,986	10,422,168
Stock option exercises	3,325	-	3,325	628,937
Repayment of debt	(4,868)	(4,167)	(132,359)	(13,365)
	7,135,443	(4,167)	7,007,952	11,037,740

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE
PERIOD	6,559,626	(3,417,836)	1,413,543	4,592,138

Effect of exchange rate fluctuations on cash held	(167,493)	47,659	159,102	573,677

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	2,135,158	12,195,973	6,954,646	3,659,981
CASH AND CASH EQUIVALENTS - END OF PERIOD	$8,527,291	$8,825,796	$8,527,291	$8,825,796

Non-cash investing and financing transactions:
Issuance of shares and warrants for acquisition of mineral properties	$-	$-	$33,470,144	$2,271,591
Issuance of shares and warrants for acquisition of Denison US Mining Division	$80,303,474	$-	$80,303,474	$-
Issuance of secured notes for acquisition of mineral properties (Note 12)	$-	$-	$1,160,720	$-
Issuance of shares for advance royalty obligation	$-	$205,356	$-	$247,131

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

NATURE OF OPERATIONS

Energy Fuels Inc. (the “Company” or “EFI”) was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario. The Company’s registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6. The Company’s principle place of business and the head office of the Company’s U.S. subsidiaries is located at Suite 600, 44 Union Blvd., Lakewood, Colorado, 80228 USA.

EFI and its subsidiary companies (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing properties, extraction, processing and selling of uranium and vanadium.

The Company’s projects are located in the states of Colorado, Utah, Arizona, Wyoming and New Mexico and in the province of Saskatchewan through its wholly-owned Canadian subsidiaries, Magnum Uranium Corp. (“Magnum Uranium”), Titan Uranium Inc. (“Titan”) and Uranium Power Corp. (“UPC”) and it’s wholly-owned U.S. subsidiaries Energy Fuels Resources Corporation (“EFRC”), Energy Fuels Holdings Corp. (previously named Denison Mines Holdings Corp. “EFHC”), Magnum Minerals USA Corp. (“Magnum USA”), and Energy Fuels Wyoming (“EFW”) and by way of several joint ventures (Note 8) with projects located in Colorado, Utah and Arizona.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and has interests in a number of nearby mines. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

1. BASIS OF PRESENTATION AND GOING CONCERN

The consolidated financial statements have been prepared in United States dollars (“USD”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These condensed consolidated financial statements have been prepared using accounting polices applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. Accordingly, the accompanying financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities, that might be necessary should the Company be unable to continue as a going concern.

As discussed in Note 4, the Company acquired mineral properties and the mining and milling operating assets and liabilities of the US Mining Division of Denison Mines Corp. on June 29, 2012. The Company is now in the process of transition activities including preparation of detailed operating and capital budgets for fiscal year 2013. However, for purposes of financing immediate working capital requirements, sustaining capital expenditures for current mine and mill operations and longer term capital development projects, the Company completed the following financings:

a.

On June 21, 2012, the Company completed an equity private placement of 35,500,500 non-transferable subscription receipts at a price of C$0.23 per subscription receipt for gross total proceeds of $8,165,115. Each subscription receipt was exchangeable into one unit of the Company (“Unit”). Each Unit consisted of one common share and one-half of one warrant (each whole warrant a “Warrant”). Each whole Warrant entitles the holder to purchase one additional common share at a price of C$0.265 until June 22, 2015. Net proceeds of $7.1 million were placed into escrow and released to the Company on June 29, 2012, after the satisfaction of certain conditions related to the acquisition of the US Mining Division of Denison Mines Corp.

b.

On July 24, 2012, the Company issued convertible debentures for gross proceeds of C$22.0 million (Note 17). The Company estimates it will receive net proceeds of C$20.68 million, after deducting estimated expenses and the underwriter’s fee.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN (continued)

As typical of an operating company, the Company’s ability to continue as a going concern is dependent upon generating positive internal cash flow from operations and obtaining outside financing to fund its working capital and current and future capital project requirements. The Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2013 as a result of the financings discussed above.

The Company has begun the process of updating and integrating its acquisition oriented business plan for the US Mining Division with detailed consolidated post-acquisition operating and capital budget plans for FY2013. The Company will finalize this detailed business plan by September 30, 2012. As a result of this timing, the Company will not assess its liquidity for purposes of going concern analysis for these financial statements.

Accordingly, this creates a material uncertainty which may cast significant doubt as to the Company’s ability to continue as a going concern. These condensed consolidated financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these unaudited consolidated financial statements then adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications would be necessary and these adjustments could be material.

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board (“IAS 34”) under International Financial Reporting Standards (“IFRS”). The accounting policies have been selected to be consistent with IFRS as is expected to be effective as at and for the year ended September 30, 2012, the Company’s first annual IFRS reporting date. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The condensed consolidated financial statements for the three months ended December 31, 2011 contain certain incremental annual IFRS disclosures not included in the annual financial statements for the year ended September 30, 2011 prepared in accordance with Canadian GAAP. Accordingly, these condensed consolidated financial statements for the three and nine months ended June 30, 2012 should be read in conjunction with the annual consolidated financial statements for the year ended September 30, 2011 prepared in accordance with Canadian GAAP, as well as the condensed consolidated financial statements for the three months ended December 31, 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. An explanation of how the transition to IFRS has affected the report financial position, financial results and the cash flows of the Company is provided in Note 18. This note includes reconciliations of equity and total comprehensive income for the comparative periods under Canadian GAAP to those reported under IFRS.

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these unaudited condensed consolidated interim financial statements will be finalized only when the first annual IFRS financial statements are prepared for the year ending September 30, 2012.

These condensed consolidated interim financial statements for the period ended June 30, 2012 were authorized for issuance by the Board of Directors of the Company on August 13, 2012.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit and loss are measured at fair value on initial recognition and transaction costs are expensed when incurred.

Measurement in subsequent periods depends on the classification of the financial instrument:

a.	Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of operations. The Company’s financial assets classified as FVTPL include cash and cash equivalents. The Company does not currently hold any derivative instruments. Interest expense is recorded using the effective interest method.

b.	Available-for-sale financial assets

The Company's investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences on available-for-sale monetary items, are recognized directly in other comprehensive (loss) income. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

d.	Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities.

The effective interest method is method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or to the net carrying amount on initial recognition.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the obligor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and iv), in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per ton of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months. Stockpiles are valued according to the weighted average cost.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the depletion of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Work in-process and concentrates are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

•	Buildings	15 years
•	Shop tools and equipment	3-5 years
•	Mining equipment	5 years
•	Office equipment	5 years
•	Furniture and fixtures	5 years
•	Vehicles and equipment under capital lease	5 years
•	Other	3 - 5 years

Included in property, plant and equipment is the cost of the land associated with the Piñon Ridge mill site, and all intangible costs incurred to obtain the mill permit. These intangible costs are an integral component of the future development of the Piñon Ridge mill site, enabling this asset to operate in the manner intended by management. Also included in plant, property and equipment are the White Mesa Mill, a fully operational uranium mill, and the Company’s four operating uranium mines.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The amortization method, residual values, and useful lives of property, plant and equipment are reviewed annually and any change in estimate is applied prospectively.

Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of income in the period in which they are incurred.

Future Accounting Changes

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”) which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013, earlier application permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 11”) which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

The relevant points of IFRS 13 are as follows:

• Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
• Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
• Disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
• A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
• A narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
• Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 Presentation of Financial Statements (“IAS 1”) in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with early application permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

IAS 19 Employee Benefits

IAS 19 Employee Benefits (“IAS 19”) was amended by the IASB in June 2011, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IAS 19, the option to defer the recognition of gains and losses arising in a defined benefit plan is eliminated, to require gains and losses relating to those plans be presented in other comprehensive income, and improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans. In addition, the amended standard also incorporates changes to the accounting for termination benefits. The Company has determined the amendment would have no impact.

IAS 32 Financial Instruments: Presentation

Amendments to IAS 32, Financial Instruments: Presentation, clarifies that an entity currently has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning October 1, 2014. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

Critical accounting estimates and judgments

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

Significant estimates made by management:

(a)	Depreciation and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a units-of-production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(b)	Valuation of long-lived assets

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, the management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

(c)	Inventory

The Company values its concentrates, work in process and ore stockpile inventories at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labor and materials costs, mine site overhead, plant and equipment depreciation, mineral property amortization and stockpile depletion. Net realizable value is based on estimated future commodity prices and estimated costs required converting work in process and ore stockpile inventories into saleable form.

These estimates are subject to change from period-to-period which may materially impact the carrying value of the Company’s inventories resulting in inventory write-downs and recoveries.

(d)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(e)	Business Combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

3. ACQUISITION OF TITAN URANIUM INC.

On December 5, 2011, the Company and Titan Uranium Inc. (“Titan”) entered into an agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (“Arrangement”), all of the outstanding common shares of Titan. Titan’s primary U.S. mineral property is the Sheep Mountain Project located about 8 miles south of Jeffrey City, Wyoming.

The shareholders of EFI and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012. The Arrangement has been approved by the Toronto Stock Exchange and was approved by the Supreme Court of British Columbia on February 21, 2012. The acquisition was completed on February 29, 2012.

Pursuant to the Arrangement, Titan shareholders received 0.68 of an EFI common share for each common share of Titan. Under the terms of the Arrangement, all outstanding warrants of Titan became exercisable for common shares in EFI. The number of shares received upon exercise and the exercise price of Titan’s outstanding warrants were adjusted proportionately to reflect the share exchange ratio. Under the terms of the Arrangement, all Titan options expired on the business day preceding the transaction close date.

The cost of acquisition included the fair value of the issuance of the following instruments: 89,063,997 Energy Fuels common shares at C$0.36 per share, plus 14,926,881 share purchase warrants of Energy Fuels, with an average exercise price of C$0.63 per share and a fair value of $540,853 (Note 13).

Acquisition costs totaled $1,214,384, including the issuance of 1,256,489 EFI common shares to an associate of a shareholder, valued at $430,772 in satisfaction of the advisory fee, bringing the total purchase price to $34,253,756. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the fair value of the warrants of Titan assumed as part of the acquisition:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 – 1.43 years
Expected volatility	74% - 106%
Expected dividend yield	0.0%

The Company acquired as a result of the Titan Transaction a liability that provides for a payment obligation of $4,000,000 if the month end spot uranium price exceeds $85 per pound prior to September 30, 2012. The Company has determined that the payment terms constitute an embedded derivative and have valued the derivative liability using a valuation model. The uranium spot price and the expected volatility of the uranium spot price have a significant impact on the value derived from the valuation model. Due to the current month-end spot price of uranium ($51.00), the low volatility of the spot price, and the relative proximity to the expiration of the contract

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

3. ACQUISITION OF TITAN URANIUM INC (continued)

September 30, 2012) the Company has deemed the derivative liability to be insignificant to these financial statements.

The transaction was accounted for as an asset purchase and the cost of each item of mineral interests, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

$
89,063,997 common shares of EFI	32,498,519
Fair value of warrants assumed (Note 14)	540,853
Transaction costs incurred	1,214,384
Purchase consideration	34,253,756
The purchase price was allocated as follows:
Cash and cash equivalents	297,878
Marketable securities	3,446,179
Treasury shares	371,096
Prepaid expenses and other assets	221,488
Property, plant and equipment (1)	34,366,047
Restricted cash	2,007,119
Accounts payable and accrued liabilities	(3,025,602)
Loans and borrowings	(1,102,891)
Due to related parties	(1,026,453)
Decommissioning liability	(1,301,105)
Net identifiable assets	34,253,756

(1) The two properties included as part of property, plant and equipment are the Sheep Mountain property in Wyoming and the Green River property located in the San Rafael district of Utah.

4. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED

On May 23, 2012, the Company and Denison Mines Corp. (“Denison”) entered into an Arrangement Agreement (“Arrangement”) whereby EFI would acquire from Denison (the “Acquisition”) (i) all of the issued and outstanding shares of Denison Mines Holding Corp. (“DMHC”) (ii) all of the issued and outstanding shares of White Canyon Uranium Limited (“White Canyon”), and (iii) all indebtedness of DMHC, White Canyon and their direct and indirect subsidiaries (collectively, the “Denison US Mining Division”) owing to Denison and any affiliates of Denison (other than members of the Denison US Mining Division). Pursuant to the Arrangement, Denison shareholders received approximately 1.106 common shares of EFI for each common share of Denison.

The acquisition is consistent with EFI’s strategy of building a fully-integrated uranium and vanadium production company in the western U.S. It provides a number of benefits including operational synergies, an accelerated rate of development of EFI’s mineral properties, higher throughput of mill feed and creates a strategic platform for continued uranium property consolidation in the western U.S.

The shareholders of EFI and the shareholders of Denison approved the Arrangement at their respective Special Meetings held on June 25, 2012. The Arrangement was approved by the Toronto Stock Exchange on June 7, 2012 and was approved by the Ontario Superior Court of Justice on June 27, 2012. The acquisition was completed on June 29, 2012.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

4. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED (continued)

The cost of the acquisition included the fair value of the issuance of 425,440,872 EFI common shares at C$0.19, for a total purchase price of $79,322,174. Acquisition costs totaled $2,340,707, including the issuance of 4,373,917 EFI common shares to Dundee Securities Ltd., valued at $981,300 in satisfaction of the stock component portion of their advisory fee. The value of the Energy Fuels shares issued was calculated using the common share price of the Company’s shares on the date the acquisition closed. The acquisition of DMHC and White Canyon resulted in a gain on bargain purchase as subsequent to the announcement of the acquisition, the share price of the Company decreased resulting in lower consideration being paid with no corresponding change in the fair value of the assets acquired and liabilities assumed.

The transaction is being accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction Energy Fuels now meets the criteria of a business. In addition, post-transaction, Energy Fuels will still maintain eight of the ten board seats, the majority of senior management posts, and the overall control of the day-to-day activities of the combined entities. The accounting for the acquisition has been done on a preliminary basis taking into account the information available at the time these consolidated financial statements were prepared.

The purchase price allocation remains preliminary and is therefore subject to further adjustment prior to the end of the third quarter of 2013 for the completion of the valuation process and analysis of resulting tax effects. Final valuations of the assets and liabilities are not yet complete due to the timing of the acquisition and complexities inherent in the valuation process. The preliminary aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

Purchase price
Issuance of 425,440,872 common shares of EFI	$79,322,174

Fair value of assets and liabilities acquired	Fair Value
Cash and cash equivalents	552,498
Trade and other receivables	241,493
Inventories	42,309,941
Prepaid expenses and other assets	400,039
Property, plant and equipment	84,936,132
Restricted cash (1)	24,964,638
Accounts payable and accrued liabilities	(7,704,098)
Deferred revenue	(1,150,275)
Decommissioning liabilities	(13,894,946)
130,655,422
Gain on purchase	(51,333,248)
$79,322,174

(1)

Cash, cash equivalents and fixed income securities posted as collateral for various bonds with state and federal regulatory for estimated reclamation costs associated with the decommissioning liability of the White Mesa mill and mining properties.

Pro forma information

The following unaudited pro forma results of operations have been prepared as if the Denison US Mining division acquisition had occurred at October 1, 2011. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information. No adjustments were required in this unaudited pro forma consolidated financial statement information as a result of the effects of purchase accounting.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

4. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED (continued)

For the nine month period ended June 30, 2012, pro forma consolidated revenue and net loss would have been $62.3 million and $36.5 million, respectively. The pro forma net loss included a total of $2.3 million of acquisition costs incurred in connection with the acquisition.

5. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

	June 30,	September 30,
	2012	2011
	$	$

Mega Uranium Ltd.
10,000,000 common shares	1,864,390	-
	1,864,390	-

6. TRADE AND OTHER RECEIVABLES

	June 30,	September 30,
	2012	2011
	$	$
Trade receivables - other	183,279	-
Sundry receivables	355,299	-
Notes receivable (1)(2)	563,849	-
	1,102,427	-

(1)

In September 2011, Aldershot Resources, Ltd. (“Aldershot”) elected to exercise its’ option under the areas of interest provision to participate in the Calliham mining property. The Company contributed this property to the Colorado Plateau Partners JV (“CPPJV”) and Aldershot issued a note secured by their interest in the joint venture in the amount of $509,154. Aldershot will cover the Company’s share of future CPPJV expenses until the note is settled.

(2)

On June 29, 2012, as part of the Denison Transaction, the Company acquired a note for $54,695 to Hammond Trucking, Inc for a 950G Loader. The note bears 8.5% interest and requires monthly payments which satisfy the obligation in November 2013. The current portion of this note is $41,575.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

7. INVENTORIES

	June 30,	September 30,
	2012	2011
	$	$
Inventory acquired in acquisition of Denison US
Mining Division (Note 4)
Uranium concentrates and work-in-progress	13,334,038	-
Vanadium concentrates and work-in-progress	17,669	-
Inventory of ore in stockpiles	25,200,048	-
Raw materials and consumables	3,758,186	-
	42,309,941	-
Inventories - by duration
Current	42,309,941	-
	42,309,941	-

Inventory of ore in stockpiles represents ore that will be processed within the next twelve months of planned mill production.

8. PROPERTY, PLANT AND EQUIPMENT

	Plant and	Mineral Properties		Total
	equipment	Operating	Pre-development
			and non-operating

Cost
Balance at September 30, 2011	$14,276,652	$-	$20,257,050	$34,533,702
Acquisition of Sheep Mountain	42,917	-	34,183,130	34,226,047
(Note 3)
Acquisition of Green River (Note 3)	-	-	140,000	140,000
Acquisition of Denison US Mining
Division (Note 4)	37,866,006	16,561,145	30,508,980	84,936,131
Additions	579,920	-	2,575,588	3,155,508
Impairment	(11,963,875)	-	-	(11,963,875)
Balance at June 30, 2012	$40,801,620	$16,561,145	$87,664,748	$145,027,513

Depreciation
Balance at September 30, 2011	$1,241,550	$-	$-	$1,241,550
Depreciation for the period	131,334	-	-	131,334
Balance at June 30, 2012	$1,372,884	$-	$-	$1,372,884

Carrying amounts
At September 30, 2011	$13,035,102	$-	$20,257,050	$33,292,152
At June 30, 2012	$39,428,736	$16,561,145	$87,664,748	$143,654,629

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

8. PROPERTY, PLANT AND EQUIPMENT (continued)

At June 30, 2012, $87.6 million of exploration and evaluation (“E&E”) assets were included in plant, property and equipment (September 30, 2011 - $20.3 million). During the nine months ended June 30, 2012, the Company acquired $30.5 million of E&E assets and capitalized $2.6 million in E&E costs. The company did not recognize any impairment related to E&E assets as at June 30, 2012 (September 30, 2012 – $nil).

Depreciation in the amount of $86,815 (June 30, 2011 – $138,785) for property, plant and equipment used at the mill site and mine properties was capitalized to mineral properties. Substantially all of the Company’s plant, equipment and milling assets are located in the U.S.

Impairment of Piñon Ridge Mill

Due to the acquisition of DMHC (Note 4) which resulted in the Company acquiring the White Mesa, a fully operational uranium mill, the Company assessed the recoverable amount of Piñon Ridge Mill site for which the Company is incurring costs to obtain the mill permit. The Company estimated that the recoverable amount of Piñon Ridge Mill site based on fair value less cost to sell, considering comparable sales price per acre for nearby land. Based on the assessment, the carrying value of the Piñon Ridge mill was determined to be $12.0 million higher than its recoverable amount, and an impairment loss was recognized in the statement of comprehensive income (loss) for the three and six months ended June 30, 2012.

Pre-development and non-operating properties

The Company enters into exploration agreements whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

8. PROPERTY, PLANT AND EQUIPMENT (continued)

The following is a summary of pre-development non-operating property expenses by area of interest as at June 30, 2012:

	June 30,	September 30,
	2012	2011
	$	$
Whirlwind Mine Area	11,365,791	11,084,965
La Sal-Energy Queen District	3,083,558	2,617,001
San Rafael Area	3,183,052	3,189,988
Gateway District	888,145	881,035
Uravan District	750,979	708,340
Other Areas-WY, NM	43,636	43,586
Moab Area	296,347	296,151
Slick Rock District	436,542	433,257
Sage Plain District	1,443,125	-
Sheep Mountain (Note 3)	34,463,746	-
Henry Mountains (Note 4) (1)	13,570,752	-
Arizona Strip (Note 4) (1)	6,320,841	-
Colorado Plateau (Note 4) (1)	1,696,394	-
Daneros (Note 4) (1)	8,920,993	-
Subtotal	86,463,901	19,254,323
Joint Ventures
Colorado Plateau JV	1,171,501	974,512
West Lisbon JV	29,346	28,215
Balance	87,664,748	20,257,050

(1)

Properties acquired in the Denison transaction are located in the following areas; the Henry Mountains uranium complex in southern Utah, the Arizona Strip properties in Arizona, the Colorado Plateau properties straddling the Colorado and Utah border, and the Daneros uranium properties in the White Canyon district of southeastern Utah.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

9. MILL AND MINERAL PROPERTY COMMITMENTS

The following is a summary of future commitments by fiscal year for the Company’s properties:

	2012	2013	2014	2015	2016	Thereafter	Total
United States	$	$	$	$	$	$	$
Piñon Ridge Mill	-	4,595	-	-	-	-	4,595
Mill License Bonding (a)	2,898,260	6,798,730	-	-	-	-	9,696,990
Whirlwind Mine Area	30,500	30,500	30,500	30,500	30,500	30,500	183,000
La Sal-Energy Queen Area	106,000	96,000	66,000	66,000	66,000	566,000	966,000
San Rafael District	125,015	125,016	125,017	125,018	125,019	1,875,405	2,500,490
Gateway District	112,200	102,200	102,200	102,200	102,200	944,400	1,465,400
Uravan District	84,800	99,800	99,800	99,800	99,800	184,600	668,600
Slick Rock District	50,550	52,550	108,550	108,550	108,550	1,017,100	1,445,850
Sage Plain District	-	162,500	200,000	250,000	250,000	-	862,500
Sheep Mountain (Note 3)	25,000	37,560	37,560	10,000	5,000	-	115,120
Henry Mountains (Note 4)	28,505	577,805	577,805	577,805	577,805	11,500,000	13,839,725
Arizona Strip (Note 4)	18,290	32,740	32,740	32,740	32,740	490,000	639,250
Colorado Plateau (Note 4)	-	504,505	443,005	395,005	449,005	5,407,300	7,198,820
Daneros (Note 4)	76,650	78,010	78,510	78,510	78,510	625,000	1,015,190
Colorado Plateau JV	-	68,640	68,640	68,640	6,140	72,280	284,340
Total Commitments	3,555,770	8,771,151	1,970,327	1,944,768	1,931,269	22,712,585	40,885,870

(a) Mill License Bonding

On June 13, 2012, Denver District Court Judge John N. McMullen ruled in favor of the Colorado Department of Public Health and Environment (“CDPHE”) and the Company on the ten substantive environmental, health and safety claims in the case challenging CDPHE’s issuance of a radioactive materials license for the Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, Sheep Mountain Alliance and the Towns of Telluride and Ophir, Colorado, on one procedural claim, ordering a time-limited administrative hearing on the issuance of the License. The License has been set aside, pending the outcome of the hearing. The hearing must be convened within 75 days of July 5, 2012 and a new licensing decision must be issued by CDPHE within 270 days of July 5, 2012.

The company has transferred $844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component. To fulfill the terms of the surety bond arrangement with the third-party provider, the Company deposited $686,950 cash collateral with the provider.

Three additional prepayments of the decommissioning warranty were to be completed under the terms of the License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until the next construction season. The revised timetable for submitting the remaining payments are September 7, 2012 ($2,898,260), March 7, 2013 ($6,401,920) and September 7, 2013 ($396,810). These payments are delayed indefinitely pending the outcome of the hearing.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

10. DECOMMISSIONING LIABILITIES

The following table summarizes the Company’s decommissioning liabilities:

	June 30,	September 30,
	2012	2011
	$	$
Reclamation obligations, beginning of year	465,752	428,732
Expenditures during current period	-	-
Revision of estimate	(20,956)	37,020
Liability from acquisition of Titan (Note 3)	1,372,189	-
Liability from acquisition of Denison US Mining	13,894,946	-
Division (Note 4)
Accretion	-	-
Reclamation obligations, end of period	15,711,931	465,752
Site restoration liability:
Current	129,889	13,451
Non-current	15,582,042	452,301
	15,711,931	465,752

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using a weighted average cost of capital ranging from 1.60% to 2.67% based on the 10-year and 20-year US Treasury rates. As at June 30, 2012 the undiscounted amount of estimated future reclamation costs for the acquired properties was $23,082,000. The total undiscounted decommissioning liability as at June 30, 2012 is $24,498,714 (June 30, 2011 - $489,872). Reclamation costs are expected to be incurred between 2013 and 2040.

Restricted cash, which is held by or for the benefit of regulatory agencies to settle these future obligations, are comprised of the following:

	June 30,	September 30,
	2012	2011
	$	$
Restricted cash, cash equivalents and investments	2,441,909	2,563,974
Restricted cash from acquisition of Titan (Note 3)	2,007,119	-
Restricted cash from acquisition of Denison US	24,964,638	-
Mining Division (Note 4)
	29,413,666	2,563,974

Mill and Mine Reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. During the nine months ended June 30, 2012, the Company deposited $12,005 into its collateral account.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

11. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost.

	June 30,	September 30,
	2012	2011
	$	$
Current portion of loans and borrowings(1)(2)(4)(5)	1,319,594	-
Due to related parties (3)	1,010,118	-
	2,329,712	-

Long-term loans and borrowings (1)(4)(5)	634,316	-
	634,316	-

(1)

On October 12, 2011 the Company issued a secured note to Nuclear Energy Corporation LLC (“NUECO”) in the amount of $1,125,720 for the assignment of the Skidmore Mineral Lease (“Skidmore”). To date the Company has transferred cash in the amount of $125,000 to NUECO in accordance with the terms of the agreement. The remaining balance of the note is repayable on the following schedule: October 13, 2012 ($250,180), October 13, 2013 ($250,180), October 13, 2014 ($250,180), and October 13, 2015 ($250,180). This note is secured by the Skidmore lease. The current portion of this note is $250,180.

(2)

On February 29, 2012, as part of the Titan Transaction, the Company acquired a note payable for $1,000,000 to Uranium One for settlement of a previous joint venture agreement. The note bears 5% interest and was due July 31, 2012. The Company has had preliminary discussions with Uranium One regarding a plan to defer this balance. The current portion of this note is $1,045,890.

(3)

On February 29, 2012, as part of the Titan Transaction, the Company acquired a liability payable to Pinetree Resource Partnership. This loan bears interest at 5% and was repaid in full on July 27, 2012. Pinetree Resource Partnership is an affiliate of Pinetree Capital Ltd., which has a greater than 5% shareholding interest in EFI and has three board positions on EFI’s Board of Directors.

12. RELATED PARTY TRANSACTIONS

(1)

During quarter ended June 30, 2012, Dundee Securities Ltd. served as the Company’s financial advisor for the private placement which closed June 29, 2012 and received advisory fees totaling $480,746. Dundee Securities Ltd. is a subsidiary of Dundee Corp., as is Dundee Resources Limited, which has a greater than 10% shareholding interest in EFI and has two board positions on EFI’s Board of Directors.

(2)

During quarter ended June 30, 2012, Dundee Securities Ltd. served as the Company’s financial advisor for the acquisition of DMHC which closed June 29, 2012 and received advisory fees totaling $1,471,929 in cash and EFI common shares

(3)

During quarter ended March 31, 2012, Dundee Securities Ltd. served as the Company’s financial advisor for the Titan transaction which closed February 29, 2012 and received advisory fees totaling $710,000 in cash and EFI common shares.

(4)

At June 30, 2012, the Company has recorded a loan in the amount of $1,010,118 payable to Pinetree Resource Partnership, representing principal and interest due on loan advances made to Titan in December 2011 and January 2012.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized share capital

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Recast of capital stock and contributed surplus

The capital stock and contributed surplus balances as at June 30, 2011 were recast as a result of a reclassification of equity, within the statement of financial position, to recognize warrants issued in connection with the public offering. The net effect of the recast was a decrease in capital stock of approximately $1,060,000 for the three months ended June 30, 2011 and an equivalent increase in share purchase warrants.

Warrants
		Exercise Price	Warrants
Month Issued	Expiry Date	C$	Issued
March 2011	March 31, 2015	0.65	11,500,000
March 2011	Sept 30, 2012	0.50	1,610,000
February 2012	Nov 30, 2012	0.74	1,486,725
February 2012	Nov 30, 2012	0.66	11,333,372
February 2012	Nov 30, 2012	0.44	1,766,784
February 2012	Aug 3, 2013	0.31	340,000
June 2012	June 22, 2015	0.265	17,750,250

		Weighted
		Average
	Number of	Exercise Price
	Warrants	C$
Balance, October 1, 2011	13,110,000	0.63
Transactions during the period:
Issued for Titan Uranium asset purchase (Note 3)	14,926,881	0.63
Issued in connection with private placement	17,750,250	0.265
Balance, end of period	45,787,131	0.49

Contributed surplus

	As at	As at
	June 30, 2012	September 30, 2011
	$	$
Balance, beginning of period	13,808,989	13,199,345
Stock-based compensation	1,447,879	869,831
Stock options exercised	(2,060)	(260,187)
Balance, end of period	15,254,808	13,808,989

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Share purchase warrants

	As at	As at
	June 30, 2012	September 30, 2011
	$	$
Balance, beginning of period	4,721,705	-
Warrants issued in connection with public offering	-	4,295,266
Agent warrants issued in connection with public offering	-	426,439
Warrants issued in exchange for Titan Warrrants (Note 3)	540,853	-
Warrants issued in connection with private placement	1,463,607	-
Balance, end of period	6,726,165	4,721,705

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $540,853 of fair value for the warrants of Titan assumed as part of the acquisition:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 – 1.43 years
Expected volatility	74% - 106%
Expected dividend yield	0.0%

On June 29, 2012 as part of the private placement, 17,750,250 share purchase warrants were issued at a price of C$0.265 per share and at a fair value of $1,463,607.

The fair value of the share purchase warrants was estimated on the date of the issuance using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	1.22%
Expected life	3.0
Expected volatility	82%
Expected dividend yield	0.0%

Weighted average shares

The following is a reconciliation of weighted average shares outstanding for the three and nine months ended June 30, 2012:

	Nine months ended June 30,
	2012	2011
Issued common shares at September 30	123,999,665	97,188,999
Effect of own shares held	(467,473)	-
Effect of share options exercised	4,579	1,062,407
Effect of shares issued related to a business combination	1,574,413	-
Effect of shares issued in an asset acquisition	40,363,001	1,212,480
Effect of shares issued in a private placement	130,038	7,694,853
Balance, end of period	165,604,223	107,158,739

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

	Three months ended June 30,
	2012	2011
Issued common shares at March 31	213,274,084	123,849,369
Effect of share options exercised	13,889	-
Effect of shares issued related to a business combination	4,775,720	-
Effect of shares issued in an asset acquisition	-	108,547
Effect of shares issued in a private placement	394,450
Balance, end of period	218,458,143	123,957,916

14. STOCK-BASED COMPENSATION

Stock Options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the nine months ended June 30, 2012, the Company granted 6,656,000 stock options (June 30, 2011 – 1,880,000) to its employees, directors and consultants recording stock-based compensation expense of $1,242,625, net of $198,930 that was capitalized (June 30, 2011 - $820,005, net of $0 capitalized). The Company also recorded stock-based compensation expense of $6,324 (June 30, 2011 - $26,847) for those stock options granted in a prior period and which vested during the current period. Offsetting amounts were recognized as contributed surplus.

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

Risk-free rate	1.05% - 1.26%
Expected life	3.0 – 4.50 years
Expected volatility	93% - 102%
Expected dividend yield	0.0%

The fair value of stock options granted during the period ended June 30, 2012 and September 30, 2011 is as follows:

	Nine Months Ended	Year Ended
	June 30, 2012	September 30, 2011
	$	$
100,000 options granted at $0.35 on 10/27/09	-	5,375
100,000 options granted at $0.35 on 12/22/09	-	4,550
306,666 options granted at $0.20 on 07/13/10	-	17,002
75,000 options granted at $0.62 on 10/18/10	-	33,641
50,000 options granted at $0.71 on 11/10/10	-	24,474
1,755,000 options granted at $0.51 on 04/13/11	-	779,782
5,840,000 options granted at $0.31 on 03/07/12	1,308,162	-
136,000 options granted at $0.39 on 03/07/12	22,608	-
680,000 options granted at $0.86 on 03/07/12	110,785	-
Value of stock options granted	1,441,555	864,824

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

14. STOCK-BASED COMPENSATION (continued)

The summary of the Company’s stock options at June 30, 2012 and September 30, 2011, and the changes for the fiscal periods ending on those dates is presented below:

	As at June 30, 2012			As at September 30, 2011
		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price	Number of	Prices	Exercise Price	Number of
	C$	C$	Options	C$	C$	Options
Balance, beginning of period	0.16 - 2.25	0.59	6,620,300	0.16 - 2.25	0.60	6,543,000
Transactions during the period:
Granted	0.31 - 0.86	0.37	6,656,000	0.51 - 0.71	0.52	1,880,000
Exercised	0.20	0.20	(16,667)	0.20 - 0.45	0.43	(1,482,700)
Forfeited	0.20 - 2.25	0.47	(553,333)	2.25	2.25	(125,000)
Expired	0.45	0.45	(68,500)	0.45	0.45	(195,000)
Balance, end of period	0.16 - 2.25	0.48	12,637,800	0.16 - 2.25	0.59	6,620,300

The following table reflects the actual stock options issued and outstanding as of June 30, 2012:

		Remaining	Number of	Number of	Number of
	Exercise Price	Contractual	Options	Options	Options
Expiry Date	C$	Life (Years)	Outstanding	Vested	Unvested
Nov-2012	0.45	0.37	481,800	481,800	-
Jan-2013	2.25	0.53	700,000	700,000	-
Feb-2014	0.35	1.60	600,000	600,000	-
Jul-2014	0.35	2.05	605,000	605,000	-
Oct-2014	0.35	2.31	150,000	150,000	-
Jun-2015	0.16	2.98	12,500	12,500	-
Jul-2015	0.20	3.04	810,000	706,666	103,334
Jul-2015	0.17	3.06	12,500	12,500	-
Aug-2015	0.30	3.10	900,000	900,000	-
Oct-2015	0.62	3.30	75,000	75,000	-
Nov-2015	0.71	3.36	50,000	50,000	-
Apr-2016	0.51	3.79	1,685,000	1,685,000	-
Mar-2015	0.39	2.68	136,000	136,000	-
Mar-2016	0.86	3.69	680,000	680,000	-
Mar-2017	0.31	4.69	5,740,000	5,740,000	-
		3.56	12,637,800	12,534,466	103,334

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

15. COMMITMENTS

The Company is committed to payments under various operating leases and purchase agreements. The future minimum payments are as follows:

	2012	2013	2014	2015	2016	2017	Total
As at June 30, 2012	$	$	$	$	$	$	$
Rent	96,540	491,182	527,940	540,371	369,383	369,735	2,395,151
Office expenses	10,747	37,989	31,913	2,918	-	-	83,567
Vehicles	31,500	126,000	126,000	126,000	94,500	-	504,000
Consumable materials	1,732,854	1,803,126	-	-	-	-	3,535,980
	1,871,641	2,458,297	685,853	669,289	463,883	369,735	6,518,698

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

17. SUBSEQUENT EVENTS

Financing

On July 24, 2012 the Company completed a public issue by prospectus financing of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017 (the “Debentures”). The Debentures were issued at a price of C$1,000 per Debenture for gross proceeds of C$22 million (the “Offering”). The Debentures are convertible into common shares at the option of the holder at a conversion price of C$0.30 per common share. The Debentures will accrue interest, payable semi-annually in arrears on June 30 and December 31 of each year at a fluctuating rate, of not less than 8.5% and not more than 13.5%, indexed to the simple average spot price of uranium as reported on the Ux Weekly Indicator Price. The Debentures may be redeemed in whole or part, at par plus accrued interest and unpaid interest by the Company between June 30, 2015 and June 30, 2017 subject to certain terms and conditions, provided the volume weighted average trading price of the common shares of the Company on the TSX during the 20 consecutive trading days ending five days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.

The Company estimates it will receive net proceeds from the Offering of C$20.68M million, after deducting the underwriter’s fee and expenses. The net proceeds will be used for sustaining capital to maintain existing mine operations, mine permitting and development of existing properties, repayment of certain indebtedness, and for working capital and general corporate purposes.

Stock-option grant

On August 13, 2012 the Company granted 3,250,000 stock options at C$0.23 to former Denison employees. These options are fully vested and have a term of five years.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

18. TRANSITION TO IFRS

Overview

The Company has adopted IFRS, effective for interim and annual financial statements relating to its fiscal year ended September 30, 2012.

The accounting policies have been selected to be consistent with IFRS as is expected to be in effect on September 30, 2012, the Company’s first annual IFRS reporting date. These policies have been applied in the preparation of these unaudited condensed consolidated interim financial statements, including all comparative information. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian GAAP.

First-time Adoption of IFRS

IFRS 1 requires reconciliation disclosures that explain how the transition from Canadian GAAP to IFRS has affected the Company’s previously reported consolidated financial statements prepared in accordance with previous Canadian GAAP for the three and nine months ended June 30, 2012. The following provides the reconciliation of shareholders’ equity and comprehensive loss from Canadian GAAP to IFRS for the respective periods. The adoption of IFRS did not have a material impact on the condensed consolidated statement of cash flows.

Reconciliation of Canadian GAAP to IFRS

The following provides reconciliations of the shareholders’ equity and comprehensive loss from Canadian GAAP to IFRS for the respective periods.

		September 30,	June 30,
	Note	2011	2011

Shareholders' equity under Canadian GAAP		$42,192,648	$45,624,245
Shareholders' equity under IFRS		$42,192,648	$45,624,245

		Year Ended	Nine Months
		September 30,	Ended June 30,
	Note	2011	2011

Comprehensive loss under Canadian GAAP		$(3,571,219)	$(3,392,029)
Change in recognition of share-based payments	b	3,947	2,953
Net loss under IFRS		(3,567,272)	(3,389,076)
Foreign currency translation reserve		(1,223,315)	2,024,949
Net comprehensive loss under IFRS		$(4,790,587)	$(1,364,127)

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

18. TRANSITION TO IFRS (continued)

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts previously reported in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRSs has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of consolidated statements of comprehensive income (loss) for the nine months ended June 30, 2011
				Effect of transition to IFRS

		Adjustments to
		US dollar
	June 30, 2011	presentation	June 30, 2011		IFRS
	Canadian GAAP	currency	Canadian	IFRS	Adjustment June 30, 2011
	(C$)	(Note 2)	GAAP	Adjustments References		IFRS
			(As restated)
REVENUES	$-	$-	$-	$-		$-

EXPENSES
Administrative	-	-	-	407,844	a	407,844
Consulting	-	-	-	171,859	a	171,859
Depreciation	83,616	964	84,580	-		84,580
Foreign exchange loss	258,279	2,978	261,257	-		261,257
General and administrative	2,182,485	25,167	2,207,652	(2,207,652)	a	-
Insurance	-	-	-	113,692	a	113,692
Interest expense	-	-	-	225	a	225
Professional fees	-	-	-	324,281	a	324,281
Salaries and other benefits	-	-	-	924,428	a	924,428
Shareholder relations	-	-	-	265,324	a	265,324
Stock-based compensation	840,117	9,688	849,805	(2,953)	b	846,852
NET LOSS BEFORE FINANCE CHARGES	(3,364,497)	(38,797)	(3,403,294)	2,953		(3,400,342)

Finance income	5,539	64	5,603	-		5,603
Other income	5,598	65	5,663	-		5,663
NET LOSS BEFORE TAXES	(3,353,360)	(38,668)	(3,392,028)	2,953		(3,389,076)
Income tax expense	-	-	-	-		-
NET LOSS FOR THE PERIOD	(3,353,360)	(38,668)	(3,392,028)	2,953		(3,389,076)
Foreign currency translation reserve	-	2,024,949	2,024,949	-		2,024,949
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(3,353,360)	$1,986,281	$(1,367,079)	$2,953	$(1,364,127)

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012
(Unaudited)
(Expressed in U.S. Dollars)

18. TRANSITION TO IFRS (continued)

Reconciliation of consolidated statements of comprehensive income (loss) for the three months ended June 30, 2011
				Effect of transition to IFRS

		Adjustments to
		US dollar
	June 30, 2011	presentation	June 30, 2011			IFRS
	Canadian GAAP	currency	Canadian	IFRS		Adjustment	June 30, 2011
	(C$)	(Note 2)	GAAP	Adjustments References			IFRS
			(As restated)
REVENUES	$-	$-	$-	$-	$		-

EXPENSES
Administrative	-	-	-	131,744		a	131,744
Consulting	-	-	-	54,398		a	54,398
Depreciation	46,543	927	47,470	-			47,470
Foreign exchange loss	591,650	3,312	594,962	-			594,962
General and administrative	939,443	23,945	963,388	(963,388)		a	-
Insurance	-	-	-	27,866		a	27,866
Interest expense	-	-	-	92		a	92
Professional fees	-	-	-	126,087		a	126,087
Salaries and other benefits	-	-	-	532,403		a	532,403
Shareholder relations	-	-	-	90,779		a	90,779
Stock-based compensation	763,572	9,590	773,162	(984)		b	772,178
NET LOSS BEFORE FINANCE CHARGES	(2,341,208)	(37,774)	(2,378,982)	1,003			(2,377,979)

Finance income	3,642	62	3,704	-			3,704
Other income (expense)	(8,951)	50	(8,901)	-			(8,901)
NET LOSS BEFORE TAXES	(2,346,517)	(37,663)	(2,384,179)	1,003			(2,383,176)
Income tax expense	-	-	-	-			-
NET LOSS FOR THE PERIOD	(2,346,517)	(37,663)	(2,384,179)	1,003			(2,383,176)
Foreign currency translation reserve	-	332,427	332,427	-			332,427
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(2,346,517)	$294,764	$(2,051,752)	$1,003		$(2,050,749)

a.	The effect of the change to present expenses recognized in profit or loss using a classification based on their function.

b.	The effect of the change to include forfeitures in the determination of the fair value of stock options issued. Under Canadian GAAP, these adjustments are recognized as they occur.